Exhibit 99.1

GLOBAL CORD BLOOD CORPORATION (IN PROVISIONAL LIQUIDATION)
(Incorporated in the Cayman Islands with limited liability)
(OTC US: CORBF)

2nd floor, Century Yard, Cricket Square
Grand Cayman, KYl-9010, Cayman Islands

Reference is made to the Notice of Extraordinary General Meeting dated 18 March 2024, convening the Extraordinary General Meeting (“EGM”) of Global Cord Blood Corporation (In Provisional Liquidation) (the "Company") to be held on 16 April 2024. NOTICE IS HEREBY GIVEN that due to the meeting being inquorate, such EGM has been adjourned to 23 April 2024 at 07:45 Cayman Islands time (GMT-5). The adjourned EGM will be held at the offices of Grant Thornton Specialist Services (Cayman) Limited, 2nd floor, Century Yard, Cricket Square, Grand Cayman KY1-1102, Cayman Islands, and online via web-based video conference. There is limited space for occupants to attend in person and thus it is preferred that, where possible, members attend via web-based video conference. Please note that in the event that the adjourned EGM is inquorate, the meeting will be formally dissolved.

Any member who wishes to attend the adjourned EGM via web-based video conference must notify the Joint Provisional Liquidators (the “JPLs”) of their intention to do so by no later than 5pm on 19 April 2024 by contacting the JPLs at corbf@info.morrowsodali.com. A dial in link will then be provided to eligible persons. Persons who had submitted a proxy or notified the JPLs of their intention to attend the EGM to date will be provided a new dial-in link.